SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2015

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

G. Willi-Food International Ltd. (the “Company”) announced today that on May 14, 2015, the Company’s compensation committee (the “Compensation Committee”) and on May 28, 2015, the board of directors (the “Board”) approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000 (the “Regulations”) the terms of compensation for Mr. Israel Yosef Schneorson, vice chairman of the Board, and for Mr. Gershon Chanoch Winderboim, a member of the Company's Board (collectively, the “Directors”), which consist of annual compensation in the "minimum amounts" and an additional payment for each board of director meeting attended in the "fixed amounts", as described in the Second and Third Addendum to the Regulations.

In accordance with Section 1A of the Regulations, the Board and the Compensation Committee determined that the compensation payable to the Directors, comprised of the annual compensation and additional payment for each board of director meeting attended described above, does not exceed the maximum amount set forth in Sections 4, 5, and 7 of the Israeli Companies Regulations (Guidelines for External Director Compensation and Expenses) of 2000.

In addition, the Company further announced today that on May 28, 2015 the Board and the Compensation Committee approved in accordance with the Regulations, the inclusion of Mrs. Sigal Grinboim and Mr.  Menashe Arnon, nominees for approval by the Company's shareholders as external directors of the Company (the “External Directors”) under the Company’s existing directors’ and officers’ liability insurance policy, as described below (the “Policy”). The inclusion of the nominees to serve as external directors under the Policy was approved by the Compensation Committee with a quorum that included one external director (Boaz Nissimov) and one independent director (Ilan Cohen). For the sake of caution, such inclusion in the Policy will be brought for ratification of the Compensation Committee after the election of Mrs. Sigal Grinboim as an external director, if so elected.

The Policy covers the liability of directors and officers of the Company, including in their capacity as directors or officers of the Company’s subsidiaries, for the period commencing on May 18, 2015 and ending on May 17, 2016. The coverage amount under the Policy and the yearly premium to be paid by the Company for the Policy are US$10,000,000 and US$40,000, respectively.

In addition, the Compensation Committee and Board further approved the inclusion of the External Directors in future policies covering the liability of directors and officers of the Company, including in their capacity as directors or officers of the Company’s subsidiaries, as may be from time to time, in accordance with the compensation policy approved by Company shareholders on November 28, 2013, pursuant to which the amount of maximum insurance coverage under such policies shall not exceed US$15,000,000 and the yearly premium to be paid by the Company for such policies shall not exceed US$100,000 (the "Future Policies").

The Compensation Committee and Board determined the following: (a) the terms of the Policy are in accordance with the Company’s compensation policy; (b) the coverage of the External Directors' liabilities under the Policy is identical to the coverage of the liabilities of all other directors and officers of the Company under the Policy; (c) the terms of the coverage of the External Directors' liabilities under the Policy are on market terms; and (d) the coverage of the External Directors' liabilities under the Policy may not substantially influence the Company’s profitability, assets or liabilities.

In light of the above, pursuant to Section 1B1 of the Regulations, the approval of the terms of compensation of the Directors and inclusion of the External Directors in the Policy and in Future Policies does not require approval of the Company's shareholders. Nevertheless, under Section 1C of the Regulation, each shareholder or group of shareholders that holds at least 1% of the Company’s issued share capital or voting rights is entitled to object to the approval of the terms of Compensation of the Directors and/or inclusion of the External Directors in the Policy and in Future Policies; provided, however, that such objection has been submitted to the Company within 14 days as of the date of this report on Form 6-K. If such objection is received by the Company within such 14-day period, the approval of the terms of compensation of the Directors and/or inclusion of the External Directors in the Policy and in Future Policies, as the case may, be will require shareholders’ approval pursuant to Section 273 or 275, as applicable, of the Israeli Companies Law of 1999.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: May 29, 2015
	By:	/s/ Gil Hochboim
Name: Gil Hochboim Title: Chief Executive Officer